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                            June 17, 2022

       Paul Berns
       Chief Executive Officer
       Neumora Therapeutics, Inc.
       65 Grove Street
       Watertown, Massachusetts 02472

                                                        Re: Neumora
Therapeutics, Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 10,
2022
                                                            CIK No. 0001885522

       Dear Mr. Berns:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1 submitted June 10, 2022

       Recent Acquisition of Assets
       Alairon, Inc., page 98

   1. We acknowledge your response to prior comment 3. Please revise your disclosure to describe in greater
detail the pre-IND feedback you received from the FDA relating to your NMRA-094 product.
 Paul Berns
FirstName  LastNamePaul Berns
Neumora Therapeutics, Inc.
Comapany
June       NameNeumora Therapeutics, Inc.
     17, 2022
June 17,
Page 2 2022 Page 2
FirstName LastName
NMRA-511, page 140

2. We note the revised disclosure provided in response to our prior comment 4 and your statement that the Phase 1a clinical trial was "not a powered study". Please further revise your disclosure to explain the nature and purpose of a non-powered study, including whether endpoints were measured in the trial.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Phillip Stoup, Esq.